

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Mr. Kevin Bastien
The Jones Financial Companies, L.L.L.P.
12555 Manchester Road
Des Peres, Missouri 63131

> **Re:** **The Jones Financial Companies, L.L.L.P.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-16633**

Dear Mr. Bastien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Note 16 - Commitments, page 96

1. We note your disclosure of $8.2 million in contractual agreements as of December 31, 2009 to construct a parking gargage. Please tell us whether such commitments are included in your table of contractual obligations.

Note 17 - Contingencies, pages 96-97

2. We note you have disclosed that you are a defendant in certain legal actions which
    include claims for substantial compensatory and/or punitive damages and other claims for
    indeterminate amounts of damages. It appears that you have generalized your disclosures
    of these legal actions and have not provided for each particular litigation matter either:

>   (i) the possible loss or range of loss; or
>   (ii) a statement that an estimate of the loss cannot be made

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be
reasonably possible but not probable, or if the amount of loss cannot be reasonably
estimated, accrual would be inappropriate, but disclosure must be made regarding the
nature of the contingency and an estimate of the possible loss or range of possible loss or
state that such an estimate cannot be made. Additionally, we note that in instances where
an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been
met, you have not disclosed the amount of the accrual which may be necessary in certain
circumstances for the financial statements not to be misleading, nor has there been
disclosure indicating that there is an exposure to loss in excess of the amount accrued and
what the additional loss may be for each particular litigation matter. Please revise your
disclosures beginning in the third quarter Form 10-Q to include all of the disclosures
required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that
general boilerplate disclosure indicating that losses may be higher than reserves currently
accrued by the Company or disclosure indicating that the outcome of a matter may be
material to your operating results for a particular period satisfies the criteria in ASC 450.
Finally, in response to this comment, please show us a draft of the proposed language that
you intend to apply to future filings in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief